Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended September 30, 2017 and Increases Cash Distribution

Monaco, October 26, 2017, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended September 30, 2017.

Highlights

•                  Completed the acquisition of the GasLog Geneva from GasLog Ltd. (“GasLog”) for $211.0 million, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”).

•                  Announced and, post quarter-end, completed the acquisition of the Solaris from GasLog for $185.9 million, with attached multi-year charter to a subsidiary of Shell.

•                  Quarterly Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $73.4 million, $25.4 million, $25.6 million and $53.7 million, respectively.

•                  Highest-ever quarterly Partnership Performance(2) Results for Revenues, Profit, Adjusted Profit, EBITDA and Distributable cash flow (1) of $73.3 million, $25.3 million, $25.5 million, $53.5 million and $26.9 million, respectively.

•                  Increased cash distribution of $0.5175 per common unit for the third quarter of 2017, 1.5% higher than the second quarter of 2017 and 8.3% higher than the third quarter of 2016.

•                  Distribution coverage ratio(3) of 1.20x.

(1)             Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(2)             Partnership Performance represents the results attributable to GasLog Partners which are non-GAAP financial measures. For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(3)             Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. For definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “Following the successful acquisition of the GasLog Geneva, GasLog Partners delivered our highest-ever quarterly Partnership Performance Results for Revenues, EBITDA and Distributable cash flow, among other metrics. As a result of this strong performance, we are increasing our cash distribution for the fourth consecutive quarter to $0.5175 per unit, or $2.07 per unit annualized. With this increase, the Partnership has grown distributions per unit by 8.3% year-on-year and by 38% since our initial public offering (“IPO”), representing a 10% compound annual growth rate.

In the third quarter of 2017, we announced and, post quarter-end, closed the dropdown of the Solaris, our third LNG carrier acquisition of 2017 and our fourth acquisition in the last twelve months. The Solaris expands the Partnership’s fleet to 12 wholly owned LNG carriers and provides incremental visible cash flows for multiple years, helping to increase our future contracted days to approximately 90% for 2018 and 72% for 2019.

For 2018, we expect a year-on-year distribution growth of 5% to 7%. This guidance is supported by our three acquisitions completed to date in 2017, our dropdown pipeline and continued access to equity capital funding, while also reflecting the three scheduled vessel dry-dockings and three vessels coming off charter next year. While the recovery in spot rates to mid-cycle levels is taking longer than anticipated, the recent improvement in rates gives us confidence in a continuing market recovery.

We are pleased with this quarter’s operating performance and the continued growth of the Partnership’s cash flows and distributions.”

Acquisition of the GasLog Geneva

On July 3, 2017, GasLog Partners acquired from GasLog 100% of the shares in the entity that owns and charters the GasLog Geneva. The GasLog Geneva is a 174,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2016 and operated by GasLog since delivery. The vessel is currently on a multi-year time charter with a subsidiary of Shell through September 2023 and Shell has two consecutive extension options which, if exercised, would extend the charter for a period of either five or eight years.

The aggregate purchase price for the acquisition was $211.0 million, which included $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners financed the acquisition with cash on hand, including proceeds from the public offering of 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) completed on May 15, 2017, and the assumption of the GasLog Geneva’s outstanding indebtedness of $155.0 million.

Post Quarter-End Acquisition of the Solaris

On September 19, 2017, GasLog Partners entered into an agreement to acquire 100% of the shares in the entity that owns and charters to Shell the Solaris from GasLog.

The Solaris is a 155,000 cbm TFDE LNG carrier built in 2014 and operated and managed by Shell since delivery. The vessel is currently on a multi-year time charter with a subsidiary of Shell through June 2021 and Shell has two consecutive 5-year extension options which, if exercised, would extend the charter for a period of either five or ten years.

The aggregate purchase price for the acquisition was $185.9 million, which includes $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners financed the acquisition with cash on hand, including proceeds from the ongoing execution of our at-the-market common equity offering programme (“ATM Programme”) described below, and the assumption of the Solaris’ outstanding indebtedness of $116.5 million. The acquisition closed on October 20, 2017.

ATM Common Equity Offering Programme

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. During the third quarter of 2017, GasLog Partners issued and received payment for 1,941,008 common units at a weighted average price of $22.96 per common unit for total gross proceeds of $44.6 million and net proceeds of $43.9 million, after broker commissions of $0.6 million and other expenses of $0.1 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 39,613 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $0.9 million.

Since the commencement of the ATM Programme through September 30, 2017, GasLog Partners has issued and received payment for a total of 2,351,885 common units, with cumulative gross proceeds of $53.9 million at a weighted average price of $22.91 per unit, representing a discount of 0.6% to the volume weighted average trading price of GasLog Partners’ common units on the days on which new common units were issued. Net proceeds for the same period amounted to $52.7 million.

In the period from October 1, 2017 through October 3, 2017, GasLog Partners issued and received payment for an additional 130,220 common units at a weighted average price of $23.26 per unit for gross proceeds of $3.03 million and net proceeds of $2.99 million, after broker commissions of $0.04 million. The issuance of these units fulfilled contractual commitments entered into on or before September 30, 2017. In connection with the issuance of common units during this subsequent period, the Partnership also issued 2,658 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest, the net proceeds of which were $0.1 million.

New Interest Rate Hedging Agreement

On July 12, 2017, the Partnership entered into a new interest rate swap agreement with GasLog with a notional value of $80.0 million, maturing in 2022. As a result of its hedging agreements, the Partnership has hedged 44.1% of its floating interest rate exposure on its outstanding debt as of September 30, 2017, at a weighted average interest rate of approximately 1.8% (excluding margin).

Chief Operating Officer Appointment

Following Graham Westgarth’s retirement from his position as Chief Operating Officer (“COO”), GasLog Partners and GasLog announced on August 21, 2017 that Richard Sadler was appointed as COO with an effective date of September 20, 2017.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2016	June 30, 2017
Revenues	66,033	72,641	73,439	11%	1%
Profit	20,038	23,619	25,374	27%	7%
Adjusted Profit(2)	24,627	25,476	25,559	4%	0%
EBITDA(2)	48,518	53,391	53,665	11%	0%

(1)             “IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfers of such vessels was accounted for as a reorganization of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)             Adjusted Profit and EBITDA are non-GAAP financial measures. For definition and reconciliation of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The increase in profit in the third quarter of 2017 as compared to the second quarter of 2017 is mainly attributable to a decrease of $1.7 million in loss on interest rate swaps.

The increase in profit in the third quarter of 2017 as compared to the same period in 2016 is mainly attributable to an increase in profit from operations of $3.6 million, mainly due to the delivery of the GasLog Geneva on September 30, 2016 and a decrease of $1.6 million in loss on interest rate swaps.

	Partnership Performance Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2016	June 30, 2017
Revenues	51,452	62,582	73,277	42%	17%
Profit	18,869	19,358	25,299	34%	31%
Adjusted Profit(2)	18,869	21,215	25,484	35%	20%
EBITDA(2)	37,234	45,220	53,529	44%	18%
Distributable cash flow(2)	21,413	23,255	26,867	25%	16%
Cash distributions declared	17,077	21,001	22,305	31%	6%

(1)             “Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfer of the vessel owning entities by GasLog to the Partnership represents a reorganization of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)             Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The increase in profit in the third quarter of 2017 as compared to the second quarter of 2017 is mainly attributable to an increase of $6.0 million in profit from operations of the GasLog Greece and the GasLog Geneva, acquired by the Partnership on May 3, 2017 and July 3, 2017, respectively.

The increase in profit for the third quarter of 2017 as compared to the same period in 2016 is attributable to the $12.9 million profit from operations of the GasLog Seattle, the GasLog Greece and the GasLog Geneva, acquired by the Partnership on November 1, 2016, May 3, 2017 and July 3, 2017, respectively, which was partially offset by an increase of $5.4 million in net financial costs (comprising financial costs and loss on interest rate swaps, net of financial income), mainly resulting from the valuation of the interest rate swaps and the increased weighted average outstanding debt, and an increase of $0.7 million in general and administrative expenses, mainly resulting from the acquisitions of the GasLog Seattle, the GasLog Greece and the GasLog Geneva.

Cash Distribution

On September 15, 2017, the board of directors of GasLog Partners approved and declared a dividend on the Series A Preference Units of $0.71875 per preference unit. The cash distribution was paid on September 15, 2017, to all unitholders of record as of September 8, 2017.

On October 25, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.5175 per common unit for the quarter ended September 30, 2017. The cash distribution is payable on November 10, 2017 to all unitholders of record as of November 6, 2017.

Liquidity and Financing

As of September 30, 2017, we had $192.6 million of cash and cash equivalents, of which $78.0 million was held in current accounts and $114.6 million was held in time deposits.

As of September 30, 2017, we had an aggregate of $1,049.1 million of indebtedness outstanding under our credit facilities of which $96.1 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $42.9 million.

On July 3, 2017, in connection with the acquisition of GAS-thirteen Ltd., the entity that owns the GasLog Geneva, the Partnership paid GasLog $54.9 million representing the difference between the $211.0 million aggregate purchase price and the $155.0 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners, less an adjustment of $1.1 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

On October 20, 2017, in connection with the acquisition of GAS-eight Ltd., the entity that owns the Solaris, the Partnership paid GasLog $70.6 million representing the difference between the $185.9 million aggregate purchase price and the $116.5 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.2 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

The Partnership has entered into four interest rate swap agreements with GasLog at a notional value of $470.0 million in aggregate, maturing between 2020 and 2022. As of September 30, 2017, the Partnership has hedged 44.1% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.8% (excluding margin).

As of September 30, 2017, our current assets totaled $199.9 million and current liabilities totaled $134.5 million, resulting in a positive working capital position of $65.4 million.

The GasLog Shanghai is expected to carry out a scheduled dry-docking during the fourth quarter of 2017. Furthermore, the GasLog Santiago, the GasLog Sydney and the GasLog Seattle are expected to carry out scheduled dry-dockings during the first, second and fourth quarters of 2018, respectively. In addition to the normal cost of the scheduled dry-dockings for which provisions are made through our dry-docking reserves in our Distributable cash flow calculations, we plan to make certain investments in two of the vessels with scheduled dry-dockings in 2018 with the aim of enhancing their operational performance at a total cost of approximately $28 million, which is expected to be capitalized as part of the respective vessel’s cost. Of the total cost of approximately $28 million, approximately $2 million has already been paid. As a result of the additional work required, we expect the dry-dockings for these two vessels to last somewhat longer than would normally be the case. The additional time required for such work is expected to be around 10 days but this is yet to be finally verified.

LNG Market Update and Outlook

During the quarter and post quarter end, there has been continued momentum in the start-up of new LNG liquefaction capacity with the fourth train at Sabine Pass in the U.S. shipping its first commissioning cargoes in August 2017. Sabine Pass has now shipped approximately 200 cargoes since start up in early 2016. Post quarter end, Chevron’s Wheatstone LNG project in Australia started production with the first LNG shipment expected in the coming weeks. Dominion’s Cove Point project in the U.S. and Novatek’s Yamal LNG project in Russia are both expected to start LNG production by the end of 2017 and ramp up exports into 2018. With the addition of these two projects, over 30 million tonnes per annum (“mtpa”) of new nameplate capacity will have been added in 2017, an increase of 11% over 2016, with the majority coming online in the second half of the year.

Looking longer term, final investment decisions (“FIDs”) for new liquefaction projects continue to be limited in the current environment, although a number of projects are making further progress towards FID in the U.S. and other regions. Tellurian has acquired natural gas reserves in northern Louisiana as future feedstock for their Driftwood LNG project and has also chartered an LNG vessel to trade short term LNG cargoes. In July 2017, Magnolia LNG secured $1.5 billion of conditional funding from Stonepeak, which is expected to fund a significant portion of the project’s future equity requirement. Also during the quarter, Next Decade merged with Harmony Merger Corp. to achieve a public listing on the Nasdaq and has a current market capitalisation of around $1 billion. In Mozambique, it has been reported that PTT of Thailand has committed to offtake from the Area 1 LNG project.

Demand for LNG in 2017 to date has continued to rise sharply, particularly in Asia and Europe, with material year-on-year increases in the world’s three largest import markets, Japan, South Korea and China, where imports have increased by 5%, 21% and 44% respectively. Rising Asian LNG demand into the Northern Hemisphere winter months has caused Asian LNG prices to rise, resulting in a reopening of both the U.S. - Asia and Europe - Asia gas price arbitrages. The same trend emerged during the 2016-2017 winter period, resulting in a greater number of U.S. cargoes travelling to Asia, which increased tonne mile demand and helped to drive LNG spot shipping rates higher.

Longer term demand for LNG is also emerging. In August 2017, Petronet announced that it had renegotiated its LNG supply agreement with ExxonMobil with new terms including an increase of 1 mtpa to be supplied from ExxonMobil’s global portfolio.  In September 2017, it was reported that PTT had entered into a contract to acquire 2.6 mtpa for 20 years from the Area 1 LNG project in Mozambique. Also in September 2017, Petrobangla, the state-owned oil company of Bangladesh entered into a contract with Qatar to acquire 2.3 mtpa on average for a 15-year period.

A number of offtakers from LNG projects currently under development are yet to secure all of their shipping requirements and we are seeing an increased level of tender activity for both near-term and longer-term shipping requirements. These tenders for multi-month to multi-year periods are for both newbuild vessels and on-the-water vessels, with the latter being positive in terms of absorbing the recent oversupply in the spot market.

In the shorter term LNG shipping market, TFDE headline rates have continued to rise as we enter the Northern Hemisphere winter, with Clarksons currently quoting headline rates of $51,000, an increase of 70% from the 2017 low and approximately 55% higher than this time last year. Whilst the recovery in spot rates to mid-cycle levels is taking longer than anticipated, we have seen significantly more fixtures in 2017 compared to the same period in 2016, greater seasonality and consistently higher rates in 2017 than in 2016. This improvement in rates, coupled with no new vessel orders in the quarter and only eight in 2017 to date, gives us confidence in a continuing market recovery.

Conference Call

GasLog Partners will host a conference call to discuss its results at 8:30 a.m. EDT (1:30 p.m. BST) on Thursday, October 26, 2017. Andrew Orekar, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period.  Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

Conference ID: 91721710

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at

http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (7:00 p.m. BST) on Thursday, October 26, 2017 until 11:59 p.m. EDT (3:59 a.m. GMT) on Thursday, November 2, 2017.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

Conference ID: 91721710

The replay will also be available via a webcast on the investor relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of twelve LNG carriers with an average carrying capacity of approximately 154,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  continued low prices for crude oil and petroleum products and volatility in gas prices;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  our ability to enter into time charters with new and existing customers;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•                  our ability to purchase vessels from GasLog in the future;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•                  our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•                  number of off-hire days, dry-docking requirements and insurance costs;

•                  fluctuations in currencies and interest rates;

•                  our ability to maintain long-term relationships with major energy companies;

•                  our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;

•                  environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•                  the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  our business strategy and other plans and objectives for future operations;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 13, 2017, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogmlp.com

EXHIBIT I — Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and September 30, 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2016	September 30, 2017
Assets
Non-current assets
Other non-current assets	928	—
Derivative financial instruments	6,008	3,959
Vessels	1,826,995	1,782,825
Total non-current assets	1,833,931	1,786,784
Current assets
Trade and other receivables	3,495	2,563
Inventories	2,491	2,367
Due from related parties	3,072	881
Prepayments and other current assets	972	1,491
Derivative financial instruments	—	4
Short-term investments	4,500	—
Cash and cash equivalents	55,819	192,554
Total current assets	70,349	199,860
Total assets	1,904,280	1,986,644
Partners’ equity and liabilities
Partners’ equity
Owners’ capital	93,270	—
Common unitholders (24,572,358 units issued and outstanding as of December 31, 2016 and 40,616,601 units issued and outstanding as of September 30, 2017)	565,408	741,803
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2016 and nil units issued and outstanding as of September 30, 2017)	60,988	—
General partner (701,933 units issued and outstanding as of December 31, 2016 and 828,911 units issued and outstanding as of September 30, 2017)	10,095	11,553
Incentive distribution rights	5,878	5,904
Preference unitholders (nil units issued and outstanding as of December 31, 2016 and 5,750,000 units issued and outstanding as of September 30, 2017)	—	139,298
Total partners’ equity	735,639	898,558
Current liabilities
Trade accounts payable	2,247	2,476
Due to related parties	3,612	460
Derivative financial instruments	1,836	857
Other payables and accruals	38,294	34,662
Borrowings—current portion	66,697	96,086
Total current liabilities	112,686	134,541
Non-current liabilities
Derivative financial instruments	—	328
Borrowings—non-current portion	1,055,773	953,018
Other non-current liabilities	182	199
Total non-current liabilities	1,055,955	953,545
Total partners’ equity and liabilities	1,904,280	1,986,644

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2016 and September 30, 2017

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
Revenues	66,033	73,439	186,387	217,923
Vessel operating costs	(13,536)	(15,066)	(39,425)	(43,568)
Voyage expenses and commissions	(849)	(921)	(2,630)	(2,733)
Depreciation	(14,076)	(15,611)	(40,516)	(46,327)
General and administrative expenses	(3,130)	(3,787)	(9,227)	(10,470)
Profit from operations	34,442	38,054	94,589	114,825
Financial costs	(12,249)	(12,319)	(30,162)	(36,098)
Financial income	89	311	131	669
Loss on interest rate swaps	(2,244)	(672)	(6,136)	(2,985)
Total other expenses, net	(14,404)	(12,680)	(36,167)	(38,414)
Profit for the period	20,038	25,374	58,422	76,411
Less:
Profit attributable to GasLog’s operations	(1,169)	(75)	(5,979)	(10,732)
Profit attributable to Partnership’s operations	18,869	25,299	52,443	65,679
Partnership’s profit attributable to:
Common units	12,706	20,941	34,680	53,014
Subordinated units	5,079	N/A	14,970	5,085
General partner units	377	443	1,049	1,220
Incentive distribution rights	707	815	1,744	1,711
Preference units	—	3,100	—	4,649

Earnings per unit for the period (basic and diluted):
Common unit (basic and diluted)	0.54	0.53	1.55	1.51
Subordinated unit	0.52	N/A	1.52	0.52
General partner unit	0.56	0.56	1.60	1.57

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2016 and September 30, 2017

(All amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2016	September 30, 2017
Cash flows from operating activities:
Profit for the period	58,422	76,411
Adjustments for:
Depreciation	40,516	46,327
Financial costs	30,162	36,098
Financial income	(131)	(669)
Unrealized loss on interest rate swaps held for trading	2,532	1,394
Recycled loss of cash flow hedges reclassified to profit or loss	2,527	—
Share-based compensation	342	614
	134,370	160,175
Movements in working capital	19,061	(418)
Cash provided by operations	153,431	159,757
Interest paid	(21,954)	(35,600)
Net cash provided by operating activities	131,477	124,157
Cash flows from investing activities:
Payments for vessels’ additions	(333,534)	(1,799)
Financial income received	115	596
Maturity of short-term investments	—	4,500
Net cash (used in)/provided by investing activities	(333,419)	3,297
Cash flows from financing activities:
Borrowings drawdowns	752,696	60,000
Borrowings repayments	(475,664)	(135,990)
Payment of loan issuance costs	(10,669)	(1,507)
Payments to GasLog in exchange for contributions of net assets	—	(121,554)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)	53,826	135,128
Proceeds from public offering and issuance of preference units (net of underwriting discounts and commissions)	—	139,222
Payment of offering costs	(272)	(1,214)
Payment for interest rate swaps’ termination	(4,937)	—
Distributions paid	(48,500)	(64,804)
Dividend paid to GasLog before vessel dropdown	(7,800)	—
Net cash provided by financing activities	258,680	9,281
Increase in cash and cash equivalents	56,738	136,735
Cash and cash equivalents, beginning of the period	62,677	55,819
Cash and cash equivalents, end of the period	119,415	192,554

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-seven Ltd. (the owner of the GasLog Seattle), GAS-eleven Ltd. (the owner of the GasLog Greece) and GAS-thirteen Ltd. (the owner of the GasLog Geneva), for the periods prior to their transfers to the Partnership on November 1, 2016, May 3, 2017 and July 3, 2017, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-seven Ltd., GAS-eleven Ltd. and GAS-thirteen Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership in November 2016, May 2017 and July 2017, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended September 30, 2016
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	14,581	51,452	66,033
Vessel operating costs	(2,714)	(10,822)	(13,536)
Voyage expenses and commissions	(205)	(644)	(849)
Depreciation	(2,960)	(11,116)	(14,076)
General and administrative expenses	(378)	(2,752)	(3,130)
Profit from operations	8,324	26,118	34,442
Financial costs	(4,916)	(7,333)	(12,249)
Financial income	5	84	89
Loss on interest rate swaps	(2,244)	—	(2,244)
Total other expenses, net	(7,155)	(7,249)	(14,404)
Profit for the period	1,169	18,869	20,038

	For the three months ended June 30, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	10,059	62,582	72,641
Vessel operating costs	(1,632)	(13,309)	(14,941)
Voyage expenses and commissions	(125)	(786)	(911)
Depreciation	(1,975)	(13,466)	(15,441)
General and administrative expenses	(131)	(3,267)	(3,398)
Profit from operations	6,196	31,754	37,950
Financial costs	(1,941)	(10,288)	(12,229)
Financial income	6	228	234
Loss on interest rate swaps	—	(2,336)	(2,336)
Total other expenses, net	(1,935)	(12,396)	(14,331)
Profit for the period	4,261	19,358	23,619

	For the three months ended September 30, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	162	73,277	73,439
Vessel operating costs	(20)	(15,046)	(15,066)
Voyage expenses and commissions	(2)	(919)	(921)
Depreciation	(31)	(15,580)	(15,611)
General and administrative expenses	(4)	(3,783)	(3,787)
Profit from operations	105	37,949	38,054
Financial costs	(30)	(12,289)	(12,319)
Financial income	—	311	311
Loss on interest rate swaps	—	(672)	(672)
Total other expenses, net	(30)	(12,650)	(12,680)
Profit for the period	75	25,299	25,374

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted Profit represents earnings before (a) non-cash gain/loss on interest rate swaps that includes unrealized gain/loss on interest rate swaps held for trading and recycled loss of cash flow hedges reclassified to profit or loss and (b) write-off of unamortized loan fees. EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA, financial costs, gain/loss on interest rate swaps, taxes, depreciation and amortization; and in the case of Adjusted Profit, non-cash gain/loss on interest rate swaps and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure. EBITDA excludes some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit, the most directly comparable IFRS financial measure, for the periods presented.

EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog, as set out in the reconciliations below.

Reconciliation of Profit to EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	September 30, 2016	June 30, 2017	September 30, 2017
Profit for the period	20,038	23,619	25,374
Depreciation	14,076	15,441	15,611
Financial costs	12,249	12,229	12,319
Financial income	(89)	(234)	(311)
Loss on interest rate swaps	2,244	2,336	672
EBITDA	48,518	53,391	53,665

	Partnership Performance Results
	For the three months ended
	September 30, 2016	June 30, 2017	September 30, 2017
Profit for the period	18,869	19,358	25,299
Depreciation	11,116	13,466	15,580
Financial costs	7,333	10,288	12,289
Financial income	(84)	(228)	(311)
Loss on interest rate swaps	—	2,336	672
EBITDA	37,234	45,220	53,529

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	September 30, 2016	June 30, 2017	September 30, 2017
Profit for the period	20,038	23,619	25,374
Non-cash loss on interest rate swaps	2,155	1,857	185
Write-off of unamortized loan fees	2,434	—	—
Adjusted Profit	24,627	25,476	25,559

	Partnership Performance Results
	For the three months ended
	September 30, 2016	June 30, 2017	September 30, 2017
Profit for the period	18,869	19,358	25,299
Non-cash loss on interest rate swaps	—	1,857	185
Adjusted Profit	18,869	21,215	25,484

Distributable Cash Flow

Distributable cash flow means EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on interest rate swaps and excluding amortization of loan fees, estimated dry-docking and replacement capital reserves established by the Partnership and accrued dividends on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Partnership’s Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	September 30, 2016 (1)	June 30, 2017 (1)	September 30, 2017 (1)
Partnership’s profit for the period	18,869	19,358	25,299
Depreciation	11,116	13,466	15,580
Financial costs	7,333	10,288	12,289
Financial income	(84)	(228)	(311)
Loss on interest rate swaps	—	2,336	672
EBITDA	37,234	45,220	53,529
Financial costs (excluding amortization of loan fees) and realized loss on interest rate swaps	(6,425)	(9,591)	(11,380)
Dry-docking capital reserve	(2,168)	(2,871)	(3,240)
Replacement capital reserve	(7,228)	(7,954)	(8,942)
Accrued preferred equity distribution	—	(1,549)	(3,100)
Distributable cash flow	21,413	23,255	26,867
Other reserves(2) (3) (4)	(4,336)	(2,254)	(4,562)
Cash distribution declared	17,077	21,001	22,305

(1)   Excludes amounts related to GAS-seven Ltd., the owner of the GasLog Seattle, and GAS-eleven Ltd., the owner of the GasLog Greece, and GAS-thirteen Ltd., the owner of the GasLog Geneva, for the periods prior to their transfers to the Partnership on November 1, 2016, May 3, 2017 and July 3, 2017, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-seven Ltd., GAS-eleven Ltd. and GAS-thirteen Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership in November 2016, May 2017 and July 2017 and

accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2)   Refers to reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

(3)   For the three months ended June 30, 2017, the cash distributions declared and the other reserves have been affected by $148 paid in respect of the common units issued through the Partnership’s ATM Programme until the distribution record date in the third quarter of 2017.

(4)   For the three months ended September 30, 2017, the cash distributions declared and the other reserves have been calculated based on the number of units issued and outstanding as of September 30, 2017.